FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of February, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F        X             Form 40-F
                              ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes                            No               X
                              ---------                     ----------




 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[CEMIG LOGO]       [LATIBEX LOGO]       [LEVEL 1 BOVESPA LOGO]       [CIG
                                                                     LISTED
                                                                     NYSE LOGO]


                                                      CORPORATE ANNOUCEMENT

IMMEDIATE RELEASE
-----------------




              CEMIG SETTLES PORTION OF CURRENT OBLIGATIONS TO MAE


         Belo Horizonte, Feb. 25, 2003 - Companhia Energetica de Minas Gerais
- Cemig (NYSE: CIG, BOVESPA: CMIG3, CMIG4 and LATIBEX: XCMIG) one of Brazil's largest energy companies, announces the settlement, on February 18, 2003, of 50% of CEMIG's outstanding obligations relating to electricity purchase transactions effected on the Mercado de Atacado de Energia (the Brazilian wholesale electricity market, or MAE) during the period of mandatory electricity rationing in Brazil. In connection with this settlement, CEMIG disbursed R$335,481,649.19 to the MAE agents. This amount was based on transaction data provided by the MAE.

The financial resources required for this settlement were obtained through a loan agreement dated February 7, 2003 between Banco Nacional de Desenvolvimento Economico e Social (the Brazilian National Bank for Economic and Social Development, or BNDES) and CEMIG. This loan was made in accordance with the provisions of the General Agreement of the Electricity Sector, which was entered into between the Agencia Nacional de Energia Eletrica (the Brazilian federal energy regulatory agency) and the Brazilian electric utilities affected by the electricity rationing program.

CEMIG is required to settle the remaining amounts due to the MAE upon the completion of an audit of transaction data currently being performed by the MAE. This audit may result in the recalculation of the transaction data figures that have previously been provided to CEMIG by the MAE. Under the General Agreement of the Electricity Sector, BNDES must provide additional financing in connection with such additional settlement.


Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.



Contacts:

Luiz Fernando Rolla                                   Vicky Osorio
Investor Relations - CEMIG                            The Anne McBride Company
Tel. +55-31-3299-3930                                 Tel. 212-983-1702
Fax  +55-31-3299-3933                                 Fax  212-983-1736
lrolla@cemig.com.br                                   vicky@annemcbride.com

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          COMPANHIA ENERGETICA DE MINAS
                                          GERAIS - CEMIG




                                          By:  /s/  Flavio Decat de Moura
                                               ----------------------------
                                               Name:   Flavio Decat de Moura
                                               Title:  Chief Financial Officer





Date:     February 27, 2003